Prudential Real Estate Securities Fund
For the fiscal year ended 03/31/01
File number 811-08565




                        SUB-ITEM 77J

Reclassification of Capital Accounts: The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants (AICPA), Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease undistributed net investment income by
$2,696, decrease paid-in capital in excess of par by
$21,816 and decrease accumulated net realized loss
on investments by $24,512 for certain expenses not deductible
for tax purposes and foreign currency losses.   Net investment
income, net realized gains and net assets were not affected by this change.